hannover re

RECEIVED
APR - 8 2002
303

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

02028332

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

April 4, 2002

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of the Press Release " Special Insurer for Terror Risks Founded: Joint project of international insurance and reinsurance groups. Luxembourg-based company is named Special Risk Insurance and Reinsurance Luxembourg S.A.".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Holger Verwold

Iris Garbers

4/16

Enclosures

SPECIAL RISK INSURANCE AND REINSURANCE LUXEMBOURG S.A.

PRESS RELEASE

Special Insurer for Terror Risks Founded

Joint project of international insurance and reinsurance groups. Luxembourg-based company is named Special Risk Insurance and Reinsurance Luxembourg S.A.

April 4, 2002 - Zurich Financial Services, XL Capital Ltd, Swiss Re, SCOR, Hannover Re and Allianz have established a new company to insure property against acts of terrorism. The company, named Special Risk Insurance and Reinsurance Luxembourg S.A. (SRIR), will provide limited coverage for physical loss or damage to insured properties and has a total committed capital of EUR 500 million consisting of subscribed and committed authorized capital. Zurich Financial Services, XL Capital Ltd, Swiss Re, Hannover Re and Allianz each hold stakes of 18.2 percent in SRIR, while SCOR holds 9.1 percent. The company will operate independently of its founders with separate management and underwriting teams based in Luxembourg.

The investors believe that SRIR will help address the shortage of terrorism insurance capacity available in the commercial market following the terror attack in the United States.

Policies offered will only cover damage to property resulting directly from an act of terrorism and will be focused on Europe. Business interruption and liability losses will not be insured. The company is committed to controlling its risk accumulation and has therefore adopted specific criteria to control and limit its exposure. Within any 600 meter radius from a covered property the coverage will be limited to EUR 275 million.

The establishment of SRIR signals the confidence of the investors in the development of workable private solutions to the provision of terrorism cover. However, private solutions remain complementary to state sponsored schemes established prior to and since September 11, 2001 and are not meant to replace them.

The company will accept business through all recognized insurance distribution channels, including insurance and reinsurance brokers. In addition, it intends to offer coverage directly and through banks as well as insurance and reinsurance companies. SRIR plans to start underwriting business during the second quarter of 2002, subject to approval by the regulatory authority in Luxembourg.

Contacts:

Zurich Financial Services:

Claudia Stülten, Media Relations	+41.1.625-2655
Reinhard Stary, Investor Relations	+41.1.625-2663

XL Capital Ltd:

Gavin R. Arton, Investor Relations	+441.294-7104
Roger R. Scotton, Media Relations	+441.294-7165

Swiss Re:

Media Relations	+41.43.285-2076
Investor Relations	+41.43.285-4444

SCOR:

Delphine Deleval, Press Relations	+33.1.46987164
Valentine Semet, Investor Relations	+33.1.46987232

Hannover Re:

Ralf Arndt	+49.511.5604-1500

Allianz:

Jörg E. Allgäuer	+49.89.3800-2628

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the insurance business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, and (xi) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11, 2001. Special Risk Insurance and Reinsurance Luxembourg S.A. assumes no obligation to update any forward-looking information contained in this release.

SPECIAL RISK INSURANCE AND REINSURANCE LUXEMBOURG S.A.

PRESSEMITTEILUNG

Spezialversicherer für Terrorrisiken gegründet

Gemeinsames Projekt internationaler Erst- und Rückversicherer. Gesellschaft mit Sitz in Luxemburg heißt Special Risk Insurance and Reinsurance Luxembourg S.A.

4. April 2002 - Zurich Financial Services, XL Capital Ltd, Swiss Re, SCOR, Hannover Rück und Allianz haben eine neue Gesellschaft zur Deckung von Terrorrisiken in der Sachversicherung gegründet. Die Gesellschaft trägt den Namen Special Risk Insurance and Reinsurance Luxembourg S.A. (SRIR) und wird Deckung für Schäden an Gebäuden und Vermögensgegenständen anbieten. Sie verfügt über Kapitalzusagen in Höhe von EUR 500 Millionen, die sich aus gezeichnetem und einem jederzeit vom Verwaltungsrat der Gesellschaft abrufbaren genehmigten Kapital zusammen setzen. Zurich Financial Services, XL Capital Ltd, Swiss Re, Hannover Rück und Allianz halten Beteiligungen von jeweils 18,2 Prozent an SRIR, während SCOR einen Anteil in Höhe von 9,1 Prozent hält. Die Gesellschaft wird unabhängig von den Gründern mit einem eigenständigen Management sowie eigenen Mitarbeitern in Luxemburg tätig sein.

Die Investoren sind davon überzeugt, dass SRIR dazu beitragen kann, das fehlende Angebot an Versicherungskapazität für Terrorrisiken, das in Folge des Anschlags in den Vereinigten Staaten im Markt zu beobachten ist, teilweise auszugleichen.

Die angebotenen Policen werden nur Schäden abdecken, die direkte Folge einer terroristischen Handlung sind. Die Geschäftstätigkeit fokussiert sich auf Europa. Schäden aus Betriebsunterbrechung und Haftpflicht werden nicht versichert. Zur Steuerung ihrer Risikoexposition hat sich die Gesellschaft auf die Einhaltung spezifischer Kriterien zur Kontrolle und Begrenzung des Risikos verpflichtet. Die Deckung innerhalb eines Abstands von 600 Metern um jedes versicherte Gebäude ist auf EUR 275 Millionen begrenzt.

Mit der Gründung von SRIR zeigen die Investoren ihre Zuversicht in die Entwicklung tragfähiger privatwirtschaftlicher Lösungen zur Bereitstellung von Terrordeckung. Allerdings können privatwirtschaftliche Initiativen staatliche Lösungen in diesem Bereich nur ergänzen und nicht ersetzen.

Die Gesellschaft wird Geschäft über alle gängigen Vertriebswege der Versicherungswirtschaft akzeptieren, inklusive Versicherungs- und Rückversicherungsmakler. Außerdem soll Versicherungsschutz sowohl direkt als auch über Erst- und Rückversicherer sowie Banken angeboten werden. Vorbehaltlich der Genehmigung durch die luxemburgische Aufsichtsbehörde plant SRIR die Geschäftsaufnahme im Laufe des zweiten Quartals 2002.

Ansprechpartner für Rückfragen:

Zurich Financial Services:
Claudia Stülten, Media Relations +41.1.625-2655
Reinhard Stary, Investor Relations +41.1.625-2663

XL Capital Ltd:
Gavin R. Arton, Investor Relations +441.294-7104
Roger R. Scotton, Media Relations +441.294-7165

Swiss Re:
Media Relations +41.43.285-2076
Investor Relations +41.43.285-4444

SCOR:
Delphine Deleval, Press Relations +33.1.46987164
Valentine Semet, Investor Relations +33.1.46987232

Hannover Rück:
Ralf Arndt +49.511.5604-1500

Allianz:
Jörg E. Allgäuer +49.89.3800-2628

Vorbehalt bei Zukunftsaussagen

Soweit wir in dieser Meldung Prognosen oder Erwartungen äußern oder unsere Aussagen die Zukunft betreffen, können diese Aussagen mit bekannten und unbekannten Risiken und Ungewissheiten verbunden sein. Die tatsächlichen Ergebnisse und Entwicklungen können daher wesentlich von den geäußerten Erwartungen und Annahmen abweichen. Neben weiteren hier nicht aufgeführten Gründen können sich eventuelle Abweichungen aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, vor allem in den Geschäftsfeldern und -märkten der Special Risk Insurance and Reinsurance Luxembourg S.A., ergeben. Sie können auch aus dem Ausmaß oder der Häufigkeit von Versicherungsfällen und Stornoraten resultieren. Auch die Entwicklung der Finanzmärkte und Wechselkurse sowie nationale und internationale Gesetzesänderungen, insbesondere von steuerlichen Regelungen, können einen Einfluss haben. Der Terroranschlag in den USA vom 11. September 2001 kann die Wahrscheinlichkeit und das Ausmaß von Abweichungen aufgrund dieser Faktoren erhöhen.

Die Gesellschaft übernimmt keine Verpflichtung, die in dieser Mitteilung enthaltenen Aussagen zu aktualisieren.